

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 18, 2007

Mr. Evrett W. Benton
President
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458

**Re:   Five Star Quality Care, Inc.
Preliminary Proxy Materials on Schedule 14A
Registration No. 1-16817
Filed on March 30, 2007**

Dear Mr. Benton:

This is to advise you that we have limited our review of the company's preliminary proxy statement to proposal 2 and have the following comment:

1. We note that shareholders are being asked to "consider and vote upon an amendment to [y]our charter that will provide that any shareholder who violates [y]our charter or bylaws will indemnify and hold [Five Star Quality Care, Inc.] harmless from and against all costs, expenses, penalties, fines and other amounts, including attorneys' and other professional fees, arising from the shareholder's violation, together with interest on such amounts."

   Please expand the disclosure accompanying this proposal to provide shareholders with more detailed disclosure about this proposal. Please address, for example, the following in your proxy materials:

   • Why the company is seeking to amend the charter at this time;
   • Examples of  potential shareholder violations of the charter or bylaws that are envisioned to be actionable pursuant to the proposed amendment to the charter;
   • The nature of the damages that the amendment is designed to protect the company from pursuant to legal actions resulting from shareholder violation of the company charter and/or bylaws;
   • Whether the company has, in the past, been subjected to lawsuits seeking damages related to shareholder violations of the company's charter or bylaws;
   • The basis for the company's belief that proposal 2 is enforceable under Maryland law.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

   If you have any questions, please call Paul Fischer at (202) 551-3415 or the undersigned at (202) 551-3810.

            Sincerely,

            Larry Spirgel
            Assistant Director

   Via Facsimile: Evrett W. Benton
      617-796-8385